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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                                                     SEC File Number: 33-28622-A

                           NOTIFICATION OF LATE FILING

(Check One)       Form 10-K     Form 20-F      Form 11-K
            ---             ---           ---              ---

 X   Form 10-Q       Form N-SAR
---              ---

                 For Fiscal Quarter Ended: September 30, 2000

   [  ]     Transition Report on Form 10-K
   [  ]     Transition Report on Form 20-F
   [  ]     Transition Report on Form 11-K
   [  ]     Transition Report on Form 10-Q
   [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:              MSU Corporation
                        ---------------------------------------

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Former Name if Applicable

Address of Principal Executive Office (Street and Number):
Elder House, 526-528 Elder Gate
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City, State and Zip Code:   Central Milton Keynes, MK9 1LR, England
                         ------------------------------------------

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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report,
                 transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
    [ X ] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         The Company required additional time to compile financial data and information from its distributor in the People's Republic of China and is now completing the analysis of this and other information contained in the Form 10-Q.

         The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its report on Form 10-Q in as expeditious a manner as possible in light of the circumstances described above.

        The Company, therefore, intends to file its Form 10-Q for the three months ended September 30, 2000 as soon as practicable, but no later than 5 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.


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                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard Horby Phillips               011 44 1908232100
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                 (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
         filed? If answer is no identify report(s). X  Yes      No
                                                   ---      ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  X  Yes      No
                                        ---      ----

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         MSU CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 13, 2000     By: /s/ Richard H. Phillips
                                   -------------------------------------------
                                   Richard H.  Phillips, Vice President
                                   (Principal Financial and Accounting Officer)



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                                 MSU CORPORATION

                            ATTACHMENT TO FORM NT10-Q

                 FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2000


PART IV, Item (3):

         The Company's total revenues for the period are expected to reflect a dramatic increase over the same period in 1999. However, because of increased costs and expenses, the Company expects an increase in its operating loss. Also, the Company expects its loss per common share to be equal that of the same period of 1999.